Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

January 12, 2011

Mr. Joseph M. Kempf
Mr. Robert S. Littlepage
Mr. Ajay Koduri
Mr. Robert Bartelmes
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:	Ku6 Media Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed April 30, 2010 File No. 0-51116

Dear Messrs. Kempf, Littlepage, Koduri and Bartelmes:

Ku6 Media Co., Ltd. (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated December 28, 2010 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2009.

The Company respectfully notes that because the letter was sent to its former investor relations company, the Company did not receive the SEC comment letter until December 31, 2010.  The Company is carefully reviewing and considering the staff’s comments and is in the process of responding to these comments.  However, given the nature of the comments and the delay in receipt of the SEC comment letter, the Company regrettably will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff.  It would need additional time to collect sufficient information and perform thorough analysis.  The Company therefore respectfully requests an extension.  The Company expects to be in a position to respond to the staff’s comments by January 24, 2011 and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 5758-6898 or by email at shentony@ku6.com or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.  Thank you very much for your assistance.

Sincerely,

/s/ Tony Shen
Name: Tony Shen
Title: Chief Financial Officer

cc:       James C. Lin, Davis Polk & Wardwell LLP